Via Facsimile and U.S. Mail
Mail Stop 6010

December 20, 2007

Mr. Richard H. Smith
Chief Executive Officer and Chairman
First Mercury Financial Corporation
29621 Northwestern Hwy
PO Box 5096
Southfield, MI 48043

Re: First Mercury Financial Corporation
Form 10-K for the Year Ended December 31, 2006
Filed March 15, 2007
File No. 001-33077

Dear Mr. Smith:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and analysis of financial Condition and Results…, page 32

Critical Accounting Policies, page 35

Loss and Loss Adjustment Expense Reserves, page 35

1. Refer to your reference to an independent actuary in determining your reserves and to your reference to the valuation firm included on page 90 related to the acquisition valuations. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary/valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary/valuation firm.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 64

2. Please revise to include the required quantitative discussion in one of the three prescribed formats or help us identify where you included this discussion. Refer to Item 3-05(a) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant